Exhibit 99.2

Composition of capital as of 30 September 2011 (CRD3 rules)

Name of the bank:	DE017	DEUTSCHE BANK AG

	September 2011
Capital position CRD3 rules	Million EUR	% RWA	References to COREP reporting
A) Common equity before deductions (Original own funds without hybrid instruments and government support measures other than ordinary shares) (+)	40,421		COREP CA 1.1 - hybrid instruments and government support measures other than ordinary shares
Of which: (+) eligible capital and reserves	48,235		COREP CA 1.1.1 + COREP line 1.1.2.1
Of which: (-) intangibles assets (including goodwill)	-12,477		Net amount included in T1 own funds (COREP line 1.1.5.1)
Of which: (-/+) adjustment to valuation differences in other AFS assets (1)	0		Prudential filters for regulatory capital (COREP line 1.1.2.6.06)
B) Deductions from common equity (Elements deducted from original own funds) (-)	-5,340		COREP CA 1.3.T1* (negative amount)
Of which: (-) deductions of participations and subordinated claims	-1,293		Total of items as defined by Article 57 (l), (m), (n) (o) and (p) of Directive 2006/48/EC and deducted from original own funds (COREP lines from 1.3.1 to 1.3.5 included in line 1.3.T1*)
Of which: (-) securitisation exposures not included in RWA according with CRD3 (2)	-3,550		COREP line 1.3.7 included in line 1.3.T1* (50% securitisation exposures in the banking and trading book subject to 1250% risk weight; Art. 57 (r) of Directive 2006/48/EC)
Of which: (-) IRB provision shortfall and IRB equity expected loss amounts (before tax)	-497		As defined by Article 57 (q) of Directive 2006/48/EC (COREP line 1.3.8 included in 1.3.T1*)
C) Common equity (A+B)	35,081	8.32%
Of which: ordinary shares subscribed by government	0		Paid up ordinary shares subscribed by government
D) Other Existing government support measures (+)	0
E) Core Tier 1 including existing government support measures (C+D)	35,081	8.32%	Common equity + Existing government support measures included in T1 other than ordinary shares
Shortfall to 9% before application sovereign capital buffer	2,851	0.68%	9%RWA-Core Tier 1 including existing government support measures; if >0.
F) Hybrid instruments not subscribed by government	12,548		Net amount included in T1 own funds (COREP line 1.1.4.1a + COREP lines from 1.1.2.2***01 to 1.1.2.2***05 + COREP line 1.1.5.2a (negative amount)) not subscribed by government
Tier 1 Capital (E+F) (Total original own funds for general solvency purposes)	47,630	11.30%	COREP CA 1.4 = COREP CA 1.1 + COREP CA 1.3.T1* (negative amount)
RWA as of end September 2011 including add-on for CRD3 (2)	421,467
Of which: RWA add-on for CRD III as of end September 2011 (2)	83,534

Sovereign Capital buffer

G) Prudential filter (AFS sovereign assets in EEA as of 30th September 2011) (-/+)	150		Please report the prudential filter as a positive number if the AFS revaluation reserve for sovereign assets is negative. Please report the prudetnial filter as a negative number if the AFS revaluation reserve is positive. If the bank does not apply a prudential filter on AFS sovereign assets, please fill in zero.
H) Difference between the book value and the fair value of sovereign assets (Bonds and Loans and advances) in the HTM and Loans & Receivables portfolios (3).	238		Difference between the book value and the fair value at the reference date. Please provide a positive number if the book value is larger than the fair value of sovereign assets. Please provide a negative number if the book value is smaller than the fair value of the sovereign assets.
Sovereign capital buffer for exposures in EEA (G+H)	388	0.09%	Sum of Prudential filter and valuation. If negative it is set to 0
Overall Shortfall after including sovereign capital buffer	3,239	0.77%	9%RWA-(Core Tier 1 including existing government support measures-Sovereign capital buffer for exposures in EEA); if >0.

Notes and definitions

(1)	The amount is already included in the computation of the eligible capital and reserves and it is provided separately for information purposes.
(2)	According with CRD3 it can include also 50% securitisation exposures in the trading book subject to 1250% risk weight and not included in RWA.
(3)	It includes also possible differences between the book value and the fair value of: i) direct sovereign exposures in derivatives; ii) indirect sovereign exposures in the banking and trading book

Exposures to sovereigns (central, regional and local governments) in EEA, as of 30 September 2011, mln EUR

Name of the bank:	DE017	DEUTSCHE BANK AG

Residual Maturity		GROSS DIRECT LONG EXPOSURES (accounting value gross of provisions) (1)		NET DIRECT POSITIONS (gross of provisions and write-off exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching) (1)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES (1)	INDIRECT SOVEREIGN EXPOSURES (3) (on and off balance sheet)	Memo Item Nominal Value Debt securities in HTM and Loans and Receivables portfolios	Provisions and write- off on Sovereign assets (loans, advances and debt securities) (+)	Prudential filter AFS sovereign assets (including the fair value of Cash flow and fair value hedging contracts) (+/-) (4)	Reserve AFS sovereign assets (gross the fair value of Cash flow and fair value hedging contracts) (+/-) (4)	Fair value of Cash flow and fair value hedging contracts on AFS sovereign assets (+/-) (4)
	Country		of which: loans and advances in the HTM and Loans and receivables portfolios		of which: Available for sale financial assets (AFS)	of which: Financial assets designated at fair value through profit or loss (FVO)	of which: Financial assets held for trading(2)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)
3M	Austria	9	9	9	0	0	0	7	0	0		0	0	0
1Y		49	47	49	0	0	2	383	0	0		0	0	0
2Y		1	0	1	0	0	1	50	1	0		0	0	0
3Y		15	0	0	0	0	0	35	6	0		0	0	0
5Y		756	0	676	694	0	0	-30	-1	0		-1	9	-9
10Y		123	0	0	0	0	0	25	-1	0		0	0	0
15Y		838	0	782	574	0	209	-89	0	0		14	21	-109

Tot		1,790	55	1,517	1,268	0	212	380	5	0	0	14	30	-119

3M	Belgium	228	202	189	1	0	0	0	0	0		0	0	0
1Y		608	0	357	0	0	357	3	0	0		0	0	0
2Y		407	0	386	314	0	72	-210	0	0		-1	4	-5
3Y		845	0	725	739	0	0	8	0	0		0	5	0
5Y		121	1	0	50	0	0	6	-10	0		1	-1	0
10Y		904	3	748	727	0	18	35	-15	0		-5	10	-1
15Y		188	0	77	68	0	9	185	-1	0		4	1	-23

Tot		3,300	206	2,482	1,898	0	456	29	-25	0	0	-1	19	-29

3M	Bulgaria	0	0	0	0	0	0	0	0	0		0	0	0
1Y		0	0	0	0	0	0	0	0	0		0	0	0
2Y		0	0	0	0	0	0	0	0	0		0	0	0
3Y		0	0	0	0	0	0	0	0	0		0	0	0
5Y		1	0	1	0	0	1	0	-3	0		0	0	0
10Y		0	0	0	0	0	0	0	-3	0		0	0	0
15Y		0	0	0	0	0	0	0	0	0		0	0	0

Tot		1	0	1	0	0	1	0	-6	0	0	0	0	0

3M	Cyprus	0	0	0	0	0	0	0	0	0		0	0	0
1Y		1	0	1	0	0	1	0	0	0		0	0	0
2Y		1	0	1	0	0	1	0	0	0		0	0	0
3Y		0	0	0	0	0	0	0	0	0		0	0	0
5Y		0	0	0	0	0	0	0	8	0		0	0	0
10Y		0	0	0	0	0	0	0	0	0		0	0	0
15Y		0	0	0	0	0	0	0	0	0		0	0	0

Tot		2	0	2	0	0	2	0	8	0	0	0	0	0

3M	Czech Republic	53	0	53	0	0	53	0	0	0		0	0	0
1Y		0	0	0	0	0	0	0	0	0		0	0	0
2Y		4	0	1	0	0	1	76	0	0		0	0	0
3Y		0	0	0	0	0	0	19	0	0		0	0	0
5Y		18	0	16	15	0	1	2	0	0		0	0	-1
10Y		54	0	51	19	0	31	54	0	0		1	0	-2
15Y		0	0	0	0	0	0	0	0	0		0	0	0

Tot		128	0	120	35	0	86	150	0	0	0	1	0	-2

3M	Denmark	18	0	11	0	0	11	-21	0	0		0	0	0
1Y		0	0	0	0	0	0	-24	0	0		0	0	0
2Y		17	0	17	10	0	7	9	0	0		0	0	0
3Y		1	0	0	0	0	0	-8	0	0		0	0	0
5Y		13	0	0	0	0	0	-28	0	0		0	0	0
10Y		12	0	0	0	0	0	72	-2	0		0	0	0
15Y		5	0	1	0	0	1	4	0	0		0	0	0

Tot		66	0	29	10	0	19	4	-2	0	0	0	0	0

3M	Estonia	0	0	0	0	0	0	0	0	0		0	0	0
1Y		0	0	0	0	0	0	0	0	0		0	0	0
2Y		0	0	0	0	0	0	0	0	0		0	0	0
3Y		0	0	0	0	0	0	0	0	0		0	0	0
5Y		0	0	0	0	0	0	0	0	0		0	0	0
10Y		0	0	0	0	0	0	0	0	0		0	0	0
15Y		0	0	0	0	0	0	0	0	0		0	0	0

Tot		0	0	0	0	0	0	0	0	0	0	0	0	0

3M	Finland	0	0	0	0	0	0	2	0	0		0	0	0
1Y		9	0	9	0	0	9	0	0	0		0	0	0
2Y		26	0	26	0	0	26	11	0	0		0	0	0
3Y		34	0	34	0	0	34	19	0	0		0	0	0
5Y		107	0	104	101	0	2	-341	-1	0		0	2	-1
10Y		6	0	0	0	0	0	-102	0	0		0	0	0
15Y		0	0	0	0	0	0	6	0	0		0	0	0

Tot		183	0	174	101	0	72	-404	-1	0	0	0	2	-1

3M	France	3,621	7	3,509	39	0	3,563	-54	0	0		0	0	0
1Y		3,555	400	4,511	0	94	3,110	-46	0	0		0	0	0
2Y		139	0	114	2	0	112	-77	0	0		0	0	0
3Y		2	0	0	1	0	0	65	0	0		0	0	0
5Y		1,152	0	608	1,063	0	0	136	7	0		-4	17	-28
10Y		2,087	0	1,337	1,803	0	0	7	-28	0		-2	44	-120
15Y		1,339	0	969	929	0	40	-65	0	0		70	145	-279

Tot		11,894	407	11,046	3,838	94	6,825	-35	-21	0	0	64	206	-427

Residual Maturity		GROSS DIRECT LONG EXPOSURES (accounting value gross of provisions) (1)		NET DIRECT POSITIONS (gross of provisions and write-off exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching) (1)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES (1)	INDIRECT SOVEREIGN EXPOSURES (3) (on and off balance sheet)	Memo Item Nominal Value Debt securities in HTM and Loans and Receivables portfolios	Provisions and write- off on Sovereign assets (loans, advances and debt securities) (+)	Prudential filter AFS sovereign assets (including the fair value of Cash flow and fair value hedging contracts) (+/-) (4)	Reserve AFS sovereign assets (gross the fair value of Cash flow and fair value hedging contracts) (+/-) (4)	Fair value of Cash flow and fair value hedging contracts on AFS sovereign assets (+/-) (4)
	Country		of which: loans and advances in the HTM and Loans and receivables portfolios		of which: Available for sale financial assets (AFS)	of which: Financial assets designated at fair value through profit or loss (FVO)	of which: Financial assets held for trading(2)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)
3M		5,509	3,585	5,673	138	-70	1,787	-3	0	567		0	0	0
1Y		6,666	2,236	6,571	196	1	3,941	-254	0	0		0	0	0
2Y		3,278	570	3,142	80	22	2,396	0	0	30		-5	0	0
3Y	Germany	1,699	743	1,339	245	12	350	-86	0	100		0	0	-2
5Y		2,158	1,200	1,556	478	22	0	104	0	400		0	0	0
10Y		2,644	1,094	1,613	379	11	138	131	0	514		-7	13	-9
15Y		5,435	1,662	5,039	2,878	0	495	484	0	105		6	732	-956

Tot		27,389	11,089	24,932	4,393	-2	9,107	375	0	1,716	0	-6	746	-966

3M		21	21	21	0	0	0	0	-11	0		0	0	0
1Y		304	0	295	277	0	18	-2	-25	0		0	0	0
2Y		152	0	151	108	0	43	-223	-2	0		0	0	0
3Y		114	0	105	0	0	105	0	-22	0		0	0	0
5Y	Greece(5)	53	0	53	13	0	40	0	-47	0		0	0	0
10Y		62	0	61	18	0	43	29	-36	0		0	0	0
15Y		168	0	166	40	0	125	118	-1	0		0	0	0

Tot		875	21	852	457	0	375	-78	-144	0	383	0	0	0

3M		247	5	247	0	0	243	0	0	0		0	0	0
1Y		38	0	38	0	0	38	0	0	0		0	0	0
2Y		16	0	3	0	0	3	0	-1	0		0	0	0
3Y		4	0	3	0	0	3	168	-2	0		0	0	0
5Y	Hungary	12	12	0	0	0	0	94	-14	12		0	0	0
10Y		24	0	0	24	0	0	-99	-6	0		1	0	-4
15Y		0	0	0	0	0	0	-112	0	0		0	0	0

Tot		341	16	291	24	0	287	51	-23	12	0	1	0	-4

3M		13	0	13	0	0	13	0	0	0		0	0	0
1Y		0	0	0	0	0	0	0	0	0		0	0	0
2Y		0	0	0	0	0	0	0	0	0		0	0	0
3Y		0	0	0	0	0	0	0	0	0		0	0	0
5Y	Iceland	0	0	0	0	0	0	0	1	0		0	0	0
10Y		0	0	0	0	0	0	0	-1	0		0	0	0
15Y		0	0	0	0	0	0	0	0	0		0	0	0

Tot		13	0	13	0	0	13	0	0	0	0	0	0	0

3M		0	0	0	0	0	0	0	0	0		0	0	0
1Y		23	0	23	0	0	23	0	0	0		0	0	0
2Y		0	0	0	0	0	0	8	-1	0		0	0	0
3Y		1	0	1	0	0	1	0	0	0		0	0	0
5Y	Ireland	1	0	0	0	0	0	1	-22	0		0	0	0
10Y		354	0	217	247	0	0	158	-19	0		-18	18	0
15Y		25	0	25	0	0	25	0	-1	0		0	0	0

Tot		405	0	267	247	0	49	167	-44	0	0	-18	18	0

3M		210	165	0	12	0	0	-7	0	0		0	0	0
1Y		484	317	137	0	0	0	3	0	0		0	0	0
2Y		334	5	211	0	0	206	460	2	0		0	0	0
3Y		92	0	0	0	0	0	5	-1	0		0	0	0
5Y	Italy	311	0	0	11	0	0	0	-49	0		1	-1	-2
10Y		809	174	486	254	0	61	804	-32	200		11	-11	0
15Y		899	0	0	332	0	0	1,172	60	0		62	-37	-31

Tot		3,139	661	834	609	0	267	2,437	-20	200	0	74	-49	-32

3M		0	0	0	0	0	0	0	0	0		0	0	0
1Y		0	0	0	0	0	0	0	0	0		0	0	0
2Y		0	0	0	0	0	0	0	-1	0		0	0	0
3Y		0	0	0	0	0	0	0	0	0		0	0	0
5Y	Latvia	0	0	0	0	0	0	0	1	0		0	0	0
10Y		0	0	0	0	0	0	0	0	0		0	0	0
15Y		0	0	0	0	0	0	167	0	0		0	0	0

Tot		0	0	0	0	0	0	167	-1	0	0	0	0	0

3M		0	0	0	0	0	0	0	0	0		0	0	0
1Y		0	0	0	0	0	0	0	0	0		0	0	0
2Y		0	0	0	0	0	0	0	0	0		0	0	0
3Y		0	0	0	0	0	0	0	0	0		0	0	0
5Y	Liechtenstein	0	0	0	0	0	0	0	0	0		0	0	0
10Y		0	0	0	0	0	0	0	0	0		0	0	0
15Y		0	0	0	0	0	0	0	0	0		0	0	0

Tot		0	0	0	0	0	0	0	0	0	0	0	0	0

3M		0	0	0	0	0	0	0	0	0		0	0	0
1Y		0	0	0	0	0	0	0	0	0		0	0	0
2Y		3	0	3	0	0	3	0	0	0		0	0	0
3Y		3	0	3	0	0	3	0	0	0		0	0	0
5Y	Lithuania	5	0	4	0	0	4	0	0	0		0	0	0
10Y		1	0	0	0	0	0	-12	0	0		0	0	0
15Y		0	0	0	0	0	0	0	0	0		0	0	0

Tot		11	0	10	0	0	10	-12	-1	0	0	0	0	0

3M		1	1	1	0	0	0	0	0	0		0	0	0
1Y		1	1	1	0	0	0	0	0	0		0	0	0
2Y		0	0	0	0	0	0	1	0	0		0	0	0
3Y		30	26	30	0	0	4	0	0	0		0	0	0
5Y	Luxembourg	0	0	0	0	0	0	0	0	0		0	0	0
10Y		118	0	118	104	0	14	0	0	0		0	3	-4
15Y		0	0	0	0	0	0	0	0	0		0	0	0

Tot		149	28	149	104	0	18	1	0	0	0	0	3	-4

Residual Maturity		GROSS DIRECT LONG EXPOSURES (accounting value gross of provisions) (1)		NET DIRECT POSITIONS (gross of provisions and write-off exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching) (1)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES (1)	INDIRECT SOVEREIGN EXPOSURES (3) (on and off balance sheet)	Memo Item Nominal Value Debt securities in HTM and Loans and Receivables portfolios	Provisions and write- off on Sovereign assets (loans, advances and debt securities) (+)	Prudential filter AFS sovereign assets (including the fair value of Cash flow and fair value hedging contracts) (+/-) (4)	Reserve AFS sovereign assets (gross the fair value of Cash flow and fair value hedging contracts) (+/-) (4)	Fair value of Cash flow and fair value hedging contracts on AFS sovereign assets (+/-) (4)
	Country		of which: loans and advances in the HTM and Loans and receivables portfolios		of which: Available for sale financial assets (AFS)	of which: Financial assets designated at fair value through profit or loss (FVO)	of which: Financial assets held for trading(2)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)
3M		0	0	0	0	0	0	0	0	0		0	0	0
1Y		0	0	0	0	0	0	0	0	0		0	0	0
2Y		0	0	0	0	0	0	0	0	0		0	0	0
3Y	Malta	0	0	0	0	0	0	0	0	0		0	0	0
5Y		0	0	0	0	0	0	0	0	0		0	0	0
10Y		0	0	0	0	0	0	0	0	0		0	0	0
15Y		0	0	0	0	0	0	0	0	0		0	0	0

Tot		0	0	0	0	0	0	0	0	0	0	0	0	0

3M		875	31	875	0	0	844	-37	0	0		0	0	0
1Y		2,651	7	2,557	0	0	2,550	-12	0	0		0	0	0
2Y		76	7	76	0	0	68	-11	0	0		0	0	0
3Y		2	1	0	0	0	0	140	0	0		0	0	0
5Y	Netherlands	165	8	149	0	0	136	512	-2	0		0	0	0
10Y		1,121	7	1,121	681	0	433	-201	-6	0		1	22	-33
15Y		640	238	0	245	0	0	-735	0	0		6	10	-41

Tot		5,529	300	4,777	926	0	4,031	-343	-8	0	0	7	32	-74

3M		0	0	0	0	0	0	0	0	0		0	0	0
1Y		0	0	0	0	0	0	0	0	0		0	0	0
2Y		0	0	0	0	0	0	0	0	0		0	0	0
3Y		0	0	0	0	0	0	0	0	0		0	0	0
5Y	Norway	3	0	3	0	0	3	0	0	0		0	0	0
10Y		10	0	9	0	0	9	0	0	0		0	0	0
15Y		0	0	0	0	0	0	0	0	0		0	0	0

Tot		14	0	12	0	0	12	0	0	0	0	0	0	0

3M		17	2	17	15	0	0	0	0	0		0	0	0
1Y		226	0	226	205	0	22	0	0	0		-1	0	0
2Y		34	0	0	31	0	0	0	0	0		0	0	0
3Y		20	1	19	10	0	8	0	0	0		0	0	0
5Y	Poland	39	0	0	0	0	0	34	-3	0		0	0	0
10Y		156	0	151	78	0	73	0	2	0		1	0	0
15Y		8	0	0	0	0	0	0	0	0		0	0	0

Tot		501	3	414	339	0	103	34	-2	0	0	0	0	0

3M		4	0	0	2	0	0	0	0	0		0	0	0
1Y		182	0	182	0	0	182	-14	0	0		0	0	0
2Y		4	0	3	0	0	3	36	1	0		0	0	0
3Y		0	0	0	0	0	0	29	-6	0		0	0	0
5Y	Portugal	237	0	129	0	0	129	34	-45	0		0	0	0
10Y		77	0	0	0	0	0	-52	-7	0		0	0	0
15Y		49	0	40	30	0	10	30	-1	0		11	-8	-12

Tot		551	0	353	32	0	324	63	-59	0	0	11	-8	-12

3M		1	1	1	0	0	0	0	0	0		0	0	0
1Y		84	0	82	0	0	82	0	0	0		0	0	0
2Y		33	0	33	0	0	33	0	0	0		0	0	0
3Y		0	0	0	0	0	0	0	0	0		0	0	0
5Y	Romania	9	6	9	0	0	9	0	-7	0		0	0	0
10Y		1	0	0	0	0	0	0	0	0		0	0	0
15Y		0	0	0	0	0	0	0	0	0		0	0	0

Tot		129	7	125	0	0	123	0	-7	0	0	0	0	0

3M		0	0	0	0	0	0	0	0	0		0	0	0
1Y		0	0	0	0	0	0	0	0	0		0	0	0
2Y		0	0	0	0	0	0	0	0	0		0	0	0
3Y		0	0	0	0	0	0	0	0	0		0	0	0
5Y	Slovakia	4	0	4	0	0	4	0	2	0		0	0	0
10Y		8	0	7	0	0	7	0	0	0		0	0	0
15Y		0	0	0	0	0	0	0	0	0		0	0	0

Tot		12	0	11	0	0	11	0	2	0	0	0	0	0

3M		0	0	0	0	0	0	0	0	0		0	0	0
1Y		0	0	0	0	0	0	0	0	0		0	0	0
2Y		0	0	0	0	0	0	0	0	0		0	0	0
3Y		0	0	0	0	0	0	0	0	0		0	0	0
5Y	Slovenia	11	0	0	0	0	0	0	0	0		0	0	0
10Y		72	0	56	72	0	0	0	0	0		3	-2	-2
15Y		75	0	33	0	0	33	0	0	0		0	0	0

Tot		159	0	90	72	0	34	0	0	0	0	3	-2	-2

3M		234	221	217	0	0	0	0	0	0		0	0	0
1Y		390	29	315	0	0	284	-17	0	0		0	0	0
2Y		124	35	0	0	0	0	4	-1	0		0	0	0
3Y		107	80	35	0	0	0	6	-1	0		0	0	0
5Y	Spain	346	66	9	160	0	0	3	-17	50		3	0	-5
10Y		252	11	42	0	0	31	-81	-29	0		0	0	0
15Y		414	298	290	39	0	0	3	-1	300		-1	1	0

Tot		1,867	740	908	198	0	315	-83	-48	350	0	2	1	-5

3M		0	0	0	0	0	0	0	0	0		0	0	0
1Y		0	0	0	0	0	0	0	0	0		0	0	0
2Y		27	16	26	0	0	10	-1	0	0		0	0	0
3Y		24	24	13	0	0	0	0	0	0		0	0	0
5Y	Sweden	32	0	25	0	0	25	-13	0	0		0	0	0
10Y		21	0	6	0	0	6	-2	0	0		0	0	0
15Y		17	0	0	0	0	0	3	0	0		0	0	0

Tot		120	40	71	0	0	41	-14	-1	0	0	0	0	0

Residual Maturity		GROSS DIRECT LONG EXPOSURES (accounting value gross of provisions) (1)		NET DIRECT POSITIONS (gross of provisions and write-off exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching) (1)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES (1)	INDIRECT SOVEREIGN EXPOSURES (3) (on and off balance sheet)	Memo Item Nominal Value Debt securities in HTM and Loans and Receivables portfolios	Provisions and write- off on Sovereign assets (loans, advances and debt securities) (+)	Prudential filter AFS sovereign assets (including the fair value of Cash flow and fair value hedging contracts) (+/-) (4)	Reserve AFS sovereign assets (gross the fair value of Cash flow and fair value hedging contracts) (+/-) (4)	Fair value of Cash flow and fair value hedging contracts on AFS sovereign assets (+/-) (4)
	Country		of which: loans and advances in the HTM and Loans and receivables portfolios		of which: Available for sale financial assets (AFS)	of which: Financial assets designated at fair value through profit or loss (FVO)	of which: Financial assets held for trading(2)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)
3M		66	0	0	0	0	0	-23	0	0		0	0	0
1Y		140	73	131	0	0	59	69	0	0		0	0	0
2Y		225	0	74	0	0	74	30	0	0		0	0	0
3Y	United Kingdom	0	0	0	0	0	0	24	-1	0		0	0	0
5Y		751	0	685	0	0	685	18	-2	0		0	0	0
10Y		729	0	0	0	3	0	-1	1	0		0	0	0
15Y		1,526	0	1,136	3	3	1,130	1	0	0		0	0	0

Tot		3,438	73	2,026	3	6	1,947	118	-1	0	0	0	0	0

	TOTAL EEA 30	62,006	13,647	51,507	14,553	99	24,740	3,006	-401	2,277	383	150	997	-1,677

Notes and definitions

(1)	The exposures reported cover only exposures to central, regional and local governments on immediate borrower basis, and do not include exposures to other counterparts with full or partial government guarantees
(2)	The banks disclose the exposures in the “Financial assets held for trading” portfolio after offsetting the cash short positions having the same maturities.
(3)	The exposures reported include the positions towards counterparts (other than sovereign) on sovereign credit risk (i.e. CDS, financial guarantees) booked in all the accounting portfolio (on-off balance sheet). Irrespective of the denomination and or accounting classification of the positions the economic substance over the form must be used as a criteria for the identification of the exposures to be included in this column. This item does not include exposures to counterparts (other than sovereign) with full or partial government guarantees by central, regional and local governments
(4)	According with CEBS Guidelines on prudential filters it is required a consistent treatment of gains and losses resulting from a transaction whereby a cash flow hedge is created for an available for sale instrument: i.e. if the gains on the hedged item are recognised in additional own funds, so should the results of the corresponding cash flow hedging derivative. Moreover if fair-value hedging contracts on sovereign assets are taken in consideration for the computation of the prudential filters (before their removal), the FV of such contracts must be reported in the column AB.
(5)	Please report gross and net direct positions before eventual write-off (PSI); in the column provisions must be included eventual write-off (PSI).

Composition of RWA as of 30 September 2011

Name of the bank:	DE017	DEUTSCHE BANK AG

(in million Euro)
	Rules at the end of September	CRD 3 rules
Total RWA (1)	337,933	421,467
RWA for credit risk	278,813	286,363
RWA Securitisation and re-securitisations	15,647	23,197
RWA Other credit risk	263,167	263,167
RWA for market risk	22,423	98,407
RWA operational risk	36,697	36,697
Transitional floors (2)	—	—
RWA Other	—	—

Notes and definitions

(1) The RWA calculated according to CRD III can be based on models that have not yet been approved by the National Supervisory Authority.

(2)      All IRB/AMA banks in the exercise have applied transitional floor which assess the impact 80% of the Basel 1 requirements. However, wide divergences in national approaches to the floors means that two main approaches have been identified as set out in the methodological note. The transitional floor has been applied according to the following approach:

option 2

CDS and other contract Sovereign exposures (central, regional and local governments) in EEA towards other counterparties, as of 30 September 2011, mln EUR

Name of the bank:	DE017	DEUTSCHE BANK AG

Country (2)	Credit default swaps (CDS) and other contracts (1)
	Bank is protection seller	Bank is protection buyer
	Notional amount outstanding (3)	Notional amounts outstanding (3)
Austria	3,151	3,305
Belgium	2,960	2,970
Bulgaria	1,539	1,488
Cyprus	37	37
Czech Republic	909	1,045
Denmark	1,073	1,080
Estonia	—	—
Finland	790	713
France	6,081	6,105
Germany	186	172
Greece	4,420	4,324
Hungary	4,928	4,737
Iceland	309	340
Ireland	2,966	2,918
Italy	18,510	15,966
Latvia	421	484
Liechtenstein	—	—
Lithuania	226	221
Luxembourg	—	—
Malta	—	—
Netherlands	1,206	1,211
Norway	472	491
Poland	2,937	2,945
Portugal	3,900	3,996
Romania	1,221	1,123
Slovakia	574	552
Slovenia	168	239
Spain	7,572	7,345
Sweden	987	1,069
United Kingdom	5,355	5,304

(1)	It includes credit derivatives and other credit risk transfer contracts/instruments that irrespective of the denomination respresent indirect exposures (as protection seller/buyer) on sovereign risk (reference entity)
(2)	The country identifies the reference entity single name of the CDS and other contracts.
(3)	Notional amounts outstanding: Nominal or notional amounts outstanding are defined as the gross nominal or notional value of all contracts concluded and not yet settled on the reporting date. For contracts with variable nominal or notional principal amounts, the basis for reporting is the nominal or notional principal amounts at the time of reporting.